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FOR IMMEDIATE RELEASE
February 12, 1997

                                            Media Contact: Robert C. Fort
                                            (757) 629-2710

NORFOLK SOUTHERN COMMENCES SECOND TENDER OFFER TO ACQUIRE
CONRAIL SHARES FOR $115 PER SHARE

                  NORFOLK, VA -- Norfolk Southern Corporation
(NYSE: NSC) announced today that a wholly owned subsid-iary is commencing its previously announced all-cash tender offer for all of the outstanding Common
Shares and Series A ESOP Convertible Junior Preferred
Shares of Conrail Inc. (NYSE: CRR) not already owned by Norfolk Southern at a price of $115 per share. The tender offer will expire on Wednesday, March 12, 1997, at 12:00 Midnight, New York City time, unless the offer is extended. On February 11, 1997, Norfolk South-ern commenced payment for the 8,200,000 Conrail shares acquired pursuant to Norfolk Southern's prior tender offer.

                  Following completion of the tender
offer, which is subject to certain minimum tender and other conditions, Norfolk Southern intends to consummate a merger in which all remaining Conrail shares would be converted into the right to receive the same cash price per share paid in Norfolk Southern's tender offers.

                  Norfolk Southern is a Virginia-based holding company with headquarters in Norfolk, Va. It owns a major freight railroad, Norfolk Southern Railway Company, which operates about 14,300 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. The corporation also owns North
American Van Lines, Inc., and Pocahontas Land Corpora-tion, a natural resources company.

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